UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2009

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

D.N. Shikmim
Reem 79813, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

An Extraordinary General Meeting of the registrant’s shareholders is scheduled to take place on January 21, 2010 or such other date as may be determined by its board of directors.

The registrant will distribute to all shareholders of record a notice and proxy statement, which will include the full version of the proposed resolutions, closer to the date of the meeting. One of the items on the agenda for the meeting will be the election of the current “outside directors”, David Assia and Vered Levy-Ron, to the registrant’s board of directors, as required by the Israeli Companies Law, 5799-1999. A shareholder of the registrant, who would like the registrant’s board of directors to consider a nominee for election to its board of directors, should send its proposal to the registrant’s attention at D.N. Shikmim, Reem 79813, Israel, no later than December 2, 2009.

Exhibit

Exhibit 99.1.	Notice of the registrant, dated November 16, 2009.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ GIL EFRON ———————————————— Gil Efron Chief Financial Officer and Secretary

Date: November 16, 2009

Exhibit Index

Exhibit 99.1.	Notice of the registrant, dated November 16, 2009.